DIANA CONTAINERSHIPS INC.

September 1, 2015

By EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Pradip Bhaumik, Special Counsel
Re:             Diana Containerships Inc.
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed March 23, 2015
File No. 001-35025
Dear Mr. Bhaumik:
This correspondence is to request that Diana Containerships Inc. (the "Company") be granted an additional ten business days, until September 17, 2015, to submit its response to the Staff's comment letter regarding the Company's filings referenced above, dated August 19, 2015.  The Company requests this additional period of time to prepare its response due to the scheduling of holidays in the month of August.
Very truly yours,

DIANA CONTAINERSHIPS INC.

/s/ Symeon Palios
Name:	Symeon Palios
Title:	Chairman and Chief Executive Officer